March 13, 2007

Mr. Andrew P. Schoeffler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gafisa S.A. (the “Company”) Registration Statement (the “Registration Statement”) on Form F-1 Registration No. 333-140831

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 3:00 p.m. (Washington, D.C. time), on Thursday, March 15, 2007, or as soon thereafter as is practicable.

The Company understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer